UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200

Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 7, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Announces Results of Annual and Special Meeting of Shareholders

MONTREAL, QUEBEC and SARASOTA, FLORIDA – June 7, 2017 - Intertape Polymer Group Inc. (TSX:ITP) (the “Company”) is pleased to announce that all nine nominees listed in its management information circular dated April 26, 2017 were re-elected as Directors of the Company at its annual and special meeting of shareholders (the “Meeting”) held today in Toronto.

At the Meeting, a ballot was held for the election of Directors. The nine Directors were elected with the following results:

Name of Nominee	Votes for	%	Votes Withheld	%

Robert M. Beil	45,338,285	99.27	333,324	0.73
George J. Bunze	45,361,335	99.32	310,274	0.68
Frank Di Tomasso	44,094,965	96.55	1,576,644	3.45
Robert J. Foster	45,317,970	99.23	353,639	0.77
James Pantelidis	45,505,070	99.64	166,539	0.36
Jorge N. Quintas	45,527,854	99.69	143,755	0.31
Mary Pat Salomone	45,211,906	98.99	459,703	1.01
Gregory A. C. Yull	45,502,039	99.63	169,570	0.37
Melbourne F. Yull	45,500,624	99.63	170,985	0.37

The biographies of the Directors and further details about the Company’s corporate governance practices are available at www.itape.com.

At the Meeting, Raymond Chabot Grant Thornton LLP was re-appointed as auditor of the Company.

In addition, shareholders adopted a resolution accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed under “Compensation of Executive Officers and Directors – Compensation Discussion and Analysis” in the Company’s management information circular dated April 26, 2017.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,200 employees with operations in 17 locations, including 11 manufacturing facilities in North America, one in Europe and one in India.

For information about the Company, visit www.itape.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Pierre Boucher

514-731-0000